October 26, 2018

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:   Haverty Furniture Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Response Dated October 11, 2018
File No. 001-14445
Dear Mr. Thompson:

We have reviewed your supplemental comment contained in your letter dated October 15, 2018, regarding the company's Annual Report on Form 10-K for the year ended December 31, 2017. We have included it below along with our response.
Form 10-K for the Fiscal Year Ended December 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations Net Sales, page 17
1.
We note your response to comment 2; however, it remains unclear what impact e- commerce sales had on your results other than they increased 10% year over year. Please clarify what sales of a mid-sized market would represent, referring to your disclosure on page 3. Please quantify for us the impact of e-commerce sales on your results of operations, comparable store sales and sales per square feet metrics. To the extent e- commerce sales have a material impact on any of these metrics please provide your consideration of clearly disclosing the impact in your filing.

Response:

Our e-commerce sales for 2017 were $15.1 million or less than 2% of our total net sales. This would approximate what we generate in a mid-sized market.

William H. Thompson
U.S. Securities and Exchange Commission
October 26, 2018

The table below quantifies the impact of e-commerce sales on our total net sales, comparable sales and sales per square feet metrics.

	Sales (in millions)	Total Sales % Change	Comparable Store Sales % Change	Sales per Sq. ft.

Net sales including online transactions	$819.9	-0.2%	-1.3%	$185

Sales excluding online transactions	$804.8	-0.4%	-1.5%	$181

We appreciate the Staff's assistance in this process and would be pleased to discuss any questions or provide additional information or clarification regarding this letter.  Please direct any questions or comments to the undersigned at (404) 443-4280, rhare@havertys.com or Jenny Parker, Senior Vice President, Secretary and Treasurer, at (404) 443-4271, jparker@havertys.com.

Sincerely,

Richard B. Hare
Executive Vice President and
  Chief Financial Officer